Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement, dated November 18, 2014 and the

accompanying Prospectus, dated October 3, 2014

Registration Statement No. 333-199159

November 18, 2014

Lennar Corporation

$350,000,000 4.50% Senior Notes due 2019

Pricing Term Sheet

The information in this pricing term sheet supplements Lennar Corporation’s preliminary prospectus supplement, dated November 18, 2014 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Lennar Corporation

Security:	4.50% Senior Notes due 2019

Ranking:	Senior Unsecured

Offering Format:	SEC-Registered

Size:	$350,000,000

Gross Proceeds:	$350,000,000

Net Proceeds to Issuer (before expenses):	$347,375,000

Coupon:	4.50%

Maturity Date:	November 15, 2019

Public Offering Price:	100.000%

Yield to Maturity:	4.50%

Spread to Benchmark Treasury:	289 basis points

Benchmark Treasury:	UST 1.5% due October 31, 2019

Anticipated Ratings*:	Ba3 (Moody’s) BB (S&P) BB+ (Fitch)

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2015

Trade Date:	November 18, 2014

Expected Settlement Date:	November 25, 2014 (T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP / ISIN:	526057 BU7 / US526057BU74

Minimum Denominations:	The Notes will only be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess of that amount. This represents a change from the Preliminary Prospectus Supplement, dated November 18, 2014.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Deutsche Bank Securities Inc.

RBS Securities Inc.

BMO Capital Markets Corp.

UBS Securities LLC

Co-Managers:	PNC Capital Markets LLC Comerica Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Lennar Corporation and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Lennar Corporation and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about Lennar Corporation, the Guarantors and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, Lennar Corporation, the Guarantors, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll-free at (866) 803-9204.